Filed Pursuant to Rule 424(b)(3)

Registration No. 333-294850

Prospectus Supplement No. 1 to Prospectus dated April 13, 2026

The Magnum Ice Cream Company N.V.

Up to 121,604,413 Ordinary Shares Offered by Selling Shareholders

This Prospectus Supplement No. 1 (this “Supplement”) relates to the prospectus of The Magnum Ice Cream Company N.V. (the “Company”), dated April 13, 2026 (the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (Registration No. 333-294850), relating to the offer and sale from time to time by the selling security holders named in the Prospectus of up to 121,604,413 ordinary shares in the capital of the Company, nominal value of EUR 3.50 per share (the “Ordinary Shares”). This Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this Supplement supersedes the information contained in the Prospectus, and may not be delivered without the Prospectus.

This Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2026 (the “Form 6-K Report”). Accordingly, we have attached the Form 6-K Report to this Supplement.

Our Ordinary Shares are listed on Euronext Amsterdam under the symbol “MICC,” on the Main Market of the London Stock Exchange under the ticker symbol “MICC” and on the New York Stock Exchange under the ticker symbol “MICC.” We had 612,259,739 Ordinary Shares outstanding as of April 29, 2026. On April 29, 2026, the last reported sale price of our Ordinary Shares as reported on the New York Stock Exchange was $13.06 per ordinary share.

Investing in our Ordinary Shares involves a high degree of risk. For a discussion of information that should be considered in connection with an investment in our securities, see “Risk Factors” beginning on page 5 of the Prospectus and the risks and uncertainties described under the heading “Risk management” in our most recent Annual Report on Form 20-F, which is incorporated by reference in the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is April 30, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated April 30, 2026

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.

(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

This report on Form 6-K contains a Stock Exchange Announcement dated April 30, 2026 entitled ‘Q1 2026 Trading Update’.

Q1 2026 Trading Update

Q1 2026 Trading Update

Solid start to the year, executing on strategy; FY guidance reaffirmed

Amsterdam, 30 April 2026

•	Solid Q1 2026, with revenue of €1.770bn (Q1 2025 €1.792bn), +4.5% organic sales growth (OSG) year-on-year

•	Healthy contributions from volume growth +2.9% and price growth +1.6%

•	Reported revenue growth down 1.2% year on year, due to foreign exchange translation impact of -5.5%

•	Good progress for the productivity programme during the quarter and on track for the full year

•	Acquisitions of India and Portugal completed on 30 March 2026 and 1 April 2026

Highlights
In €, percentage (unaudited)	Q1 2026	Q1 2025
Revenue (in € billions)	1.770	1.792
Reported revenue growth	-1.2%	4.2%
Organic Sales Growth (a)	4.5%	3.8%
Organic Volume Growth	2.9%	1.4%
Organic Price Growth (a)	1.6%	2.4%

(a) India and Portugal were not in the perimeter during the quarter and paid royalty for the use of TMICC brands. This was recognised in Revenue, OSG and OPG. The underlying growth of The Magnum Ice Cream Company excluding these royalties for Q1 2026 was OSG 4.7% and OPG 1.8%.

Peter Ter Kulve, CEO: "We have had an encouraging start to 2026 and the ice cream category continues to grow. In Q1 organic sales grew across both volume and price, which is a testament to the breadth of our portfolio and our competitive execution.

Every region contributed to positive growth, with strength in the US and Europe and continued gains in AMEA. Our 'Frontline First' model is delivering across both At-Home and Away-from-Home; and Digital Commerce maintained double-digit growth. Our innovations are bringing excitement to consumers and helping to drive overall category growth.

The productivity programme is on track for the full year, the acquisitions of India and Portugal were completed as planned, and we remain on course to finalise our TSA exits by end of 2027.

We are mindful of the heightened uncertainty in the global environment, particularly in the Middle East, albeit our direct regional exposure remains limited, and we are taking mitigating actions. More broadly, we are well set up for the summer season, and our focus remains on executing our growth strategy and productivity programme. We are reaffirming our full-year outlook: organic sales growth of 3-5% with underlying margin improvement."

TMICC Group performance review

In Q1 2026, Group revenue was €1.770bn (Q1 2025: €1.792bn). Organic sales growth for the quarter was 4.5%, reflecting a healthy contribution from both volume growth of 2.9% and price growth of 1.6%. All three regions contributed positively to organic sales growth.

Reported revenue growth was down 1.2% in the quarter vs the previous year, as foreign exchange translation effects had a negative impact of -5.5%. This was mainly driven by the strengthening of the Euro.

We maintained our focus on improving execution across all three channels – At-Home, Away-from-Home and Digital. As we prepare for summer, we have driven better customer engagement, outlet activation and innovation roll-out during the quarter; enabled by our ‘Front-line First’ model.

Our four leading brands – Magnum, Ben & Jerry’s, Cornetto and The Heartbrand – saw good progress in the quarter contributing to the solid delivery:

•	Magnum delivered mid-single digit organic sales growth driven by the launch of Magnum Pistachio and Peach in the EU, China and Türkiye, and the further roll-out of the BonBons format across multiple EU markets.

•	Ben & Jerry’s was flat overall in Q1 as Americas saw low single digit organic growth, while EU & ANZ declined on the back of double-digit growth in Q1 2025. The new Ben & Jerry’s sandwich and bar formats were well received.

•	Cornetto delivered low single-digit organic sales growth, supported by the launch of Pistachio MAX in Europe and Türkiye.

•	The Heartbrand delivered high single-digit organic sales growth, driven by the launch of Twister Freeze, the Minecraft stick, the Volcanix five-layered stick and Solero BonBons across several European markets, as well as the rollout of Grape Ice Balls across Southeast Asia, following their success in Thailand.

•	Major new innovations, like the high protein, low fat Yasso pints, highlighted the extensions possible through format, flavour, packaging, and partnerships across our portfolio.

Total distribution points continue to improve, as we expand through the value channel in the US, drive partnerships in Quick Service Restaurants in Europe, and enhance freezer deployment in high growth markets. We continued to make progress on our productivity programme, delivering savings across supply chain and organisational simplification.

We expect the increase in the cost of energy across the supply chain including raw materials, energy, packaging and freight to be offset by tailwinds from commodities, our mitigating actions and productivity programme.

Full Year 2026 Outlook

Whilst we are mindful of the heightened uncertainty in the global environment, particularly in the Middle East and the associated knock-on effects to inputs costs, our direct regional exposure remains limited, and we are taking mitigating actions. Our focus is on executing our growth strategy and productivity programme, and we are reaffirming our full year outlook.

We expect organic sales growth for 2026 to be between 3% to 5% and an Adjusted EBITDA margin improvement of 40 to 60bps, on a comparable perimeter basis with 2025. The reported improvement in Adjusted EBITDA margin is expected to be 0 to 20bps, primarily due to the impact of the acquisition of the India business. As communicated earlier, we expect the improvements in the year to be weighted more in the second half of 2026 due to the phasing of TSAs and the benefits of cocoa pricing.

TMICC Group perimeter and TSA progress

The acquisitions of India, and Portugal’s marketing and sales entity, were completed on 30 March 2026 and 1 April 2026 respectively. The acquisition of the Portugal sourcing unit will complete separately, following receipt of additional regulatory and operational approvals. Given the timing of completion, and the immaterial impact on Q1 2026, the results of both businesses will be reflected in the Group’s reported results from Q2 2026 onwards.

All planned 2026 Q1 TSA exits were concluded on time, and we remain on course towards finalising the remaining TSA exits by the end of 2027.

-ENDS-

Conference call and audio webcast

Peter ter Kulve, CEO, and Abhijit Bhattacharya, CFO, will host a conference for investors and analysts at 11:00 am CET today, to discuss the Q1 2026 results. A live webcast of the conference call will be available on the Magnum Ice Cream Company website and can be accessed The Magnum Ice Cream Company Q1 2026 Trading Update .

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

This announcement has been submitted to the FCA National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

About The Magnum Ice Cream Company

The Magnum Ice Cream Company N.V. [EURONEXT: MICC / NYSE: MICC / LSE: MICC) is the world's leading ice cream business. Home to four of the world's five largest ice cream brands: Magnum, Ben & Jerry's, Cornetto and the Heartbrand, our portfolio delights consumers in 80 markets around the world. Headquartered in Amsterdam, The Netherlands, we have a global team of 18,000 employees, a network of 32 factories, 13 R&D centres, and a fleet of three million freezer cabinets. For more information, visit www.corporate.magnumicecream.com. TMICC's legal entity identifier is 25490052LLF3XH6G9847.

Other information

Segment performance (unaudited)

EUROPE & ANZ In €, percentage	Q1 2026	Q1 2026 Excluding Royalties (a)	Q1 2025
Revenue (in € billions)	0.654	0.654	0.633
Reported revenue growth	3.3%	3.3%	4.7%
Organic Sales Growth	4.0%	4.6%	4.6%
Organic Volume Growth	4.3%	4.3%	3.1%
Organic Price Growth	-0.3%	0.3%	1.5%

(a)  India and Portugal were not in the perimeter during the quarter and paid royalty for the use of TMICC brands. This was recognised in Revenue, OSG and OPG. To reflect the underlying performance of the region, OSG and OPG have been presented by excluding these royalties.

In Europe & ANZ we posted 4.0% OSG driven by volume growth of 4.3%, supported by strong innovation and slightly offset by negative price growth of 0.3% in the quarter. The earlier timing of Easter provided a marginal benefit. Germany and the UK delivered high single-digit growth, offsetting slower growth in Italy where we are improving distribution and execution at the point of sale.

Magnum and the Heartbrand delivered high single-digit growth, supported by format innovations. These included the launch of Magnum Cones in France, the successful rollout of Volcanix across markets, and the ongoing rollout of Solero BonBons across France, Germany, Ireland, the UK, The Netherlands and Switzerland.

AMERICAS
In €, percentage	Q1 2026	Q1 2025
Revenue (in € billions)	0.636	0.671
Reported revenue growth	-5.2%	1.0%
Organic Sales Growth	2.6%	2.0%
Organic Volume Growth	0.0%	-0.8%
Organic Price Growth	2.6%	2.8%

The Americas delivered 2.6% OSG, driven by price growth of 2.6%, with flat volumes. Revenue declined by -5.2% versus Q1 25. Foreign exchange translation effects had a negative impact of -7.6% on Q1 26 revenue growth driven by weakening US dollar.

In the US, our biggest market, we delivered positive volume growth at 1.8%. Momentum in the US continued to be driven by our top US brands, led by Yasso and Popsicle, which delivered double-digit OSG in the quarter; and Ben & Jerry’s, which posted low single-digit growth. Innovation underpinned performance, with partnerships with Bluey and Hello Kitty revitalising Popsicle, and format innovation supporting Yasso and Ben & Jerry’s; taking Yasso from sticks to pints and Ben & Jerry’s from pints to sticks. Additionally, we continued to drive physical availability across the value, club and digital commerce channels.

Revenue in Brazil declined in the quarter. We continue to execute our performance turnaround plan, with the introduction of new innovations, including the Harry Potter range (licensing partnership), and more targeted promotional activities.

AMEA
In €, percentage	Q1 2026	Q1 2025
Revenue (in € billions)	0.480	0.488
Reported revenue growth	-1.6%	8.3%
Organic Sales Growth	7.9%	5.5%
Organic Volume Growth	4.9%	2.5%
Organic Price Growth	2.9%	2.9%

AMEA growth continued in Q1, delivering 7.9% OSG driven by both volume and price. Reported revenue fell by -1.6% versus Q1 25 as foreign exchange translation effects had a negative impact of -8.8% on revenue growth.

Türkiye and Pakistan delivered double-digit growth with positive contribution both from price and volumes, and China posted high single-digit OSG in the quarter.

Innovation underpinned growth across the region. In Türkiye, the launch of the Magnum Sandwich and Algida Spoonful tubs supported good volume growth. In Pakistan, Cornetto Strawberry & Cream and Cornetto Hazelnut, introduced as part of the accessible premiumisation initiative, enabled double digit organic sales growth. China’s strong seasonal opening was driven by innovation-led growth, including the new pistachio and blue mint Magnum stick, and the addition of new Cornetto flavours, such as Sorbet Shine Muscat Grape & Yogurt, and Sorbet Amalfi Lemon with Light Cheese.

Cautionary statement

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the financial condition, results of operations and businesses of The Magnum Ice Cream Company N.V. (the ‘Company’). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘seek’, ‘continue’, ‘projected’, ‘estimate’, ‘achieve’ or the negative of these terms, and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements.

Forward-looking statements also include, but are not limited to, statements and information regarding the Company’s strategy, plans and expected trends, financial results and results of operations, including trends in the global ice cream market, the Company’s outlook and expected modelled or potential financial results including, sales growth and Adjusted EBITDA margin improvement, expectations with respect to the Company’s productivity programme, the anticipated growth of the global ice cream market, statements relating to costs and anticipated benefits from pricing such as tailwinds from cocoa and increase in energy and supply chain costs, plans and ambitions of the Company to maintain a leadership position in the global ice cream market, statements relating to the Company’s exposure to the Middle East and impact of geopolitical events and hostilities, including those in the Middle East, on the Company’s financial results and result of operations, the Company’s expected financial and operational position, finalisation of remaining TSAs by 2027. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Company (including during management presentations) in connection with this document. These forward-looking statements are based upon current expectations, assumptions, plans and projections regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Company’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from those expressed in the forward-looking statements included in this document are: the Company’s global brands not meeting consumer preferences; the Company’s ability to innovate and remain competitive; the Company’s investment choices in its portfolio management; the effect of climate change on the Company’s business; the Company’s ability to find sustainable solutions to its packaging; significant changes or deterioration in customer relationships; the Company’s reliance on Unilever; the recruitment and retention of talented employees; disruptions in the Company’s supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Company operates. The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report for the year 2025 and filed by the Company on Form 20-F with the U.S. Securities and Exchange Commission (the ‘SEC’) on March 18, 2026, the Company’s other annual reports on Form 20-F and other documents on file, and filed from time to time, by the Company with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

The forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Market and Industry Information

All references to market share, market data, industry statistics and industry forecasts in this document consist of estimates compiled by industry professionals, competitors, organisations or analysts, of publicly available information or of the Group’s own assessment of its sales and markets. Rankings are based on sales unless otherwise stated. None of the Company or its affiliates, representatives, partners, members, directors, officers, employees, advisers or agents. make any representation or warranty with respect to the accuracy of such information, and each expressly disclaim any responsibility or liability for any damages or losses in connection with the use of such information herein.

Comparability

Prior to the Demerger, the Group did not operate as a standalone entity and was reported as part of Unilever’s Ice Cream operating segment. The financial information presented in this announcement has been prepared on a standalone basis, as per definitions set out in Appendix A, and differs from the Ice Cream segment previously reported by Unilever. The differences arise primarily due to the exclusion of entities outside the carve out perimeter (including Russia, India and Portugal) and other minor scope and presentation differences.

Non-IFRS Financial Measures Definitions

The information in this announcement contains certain measures not defined by, or calculated in accordance with, IFRS, including Organic Sales Growth (OSG), Organic Price Growth (OPG), Organic Volume Growth (OVG) and Adjusted EBITDA and Adjusted EBITDA margin. The non-IFRS financial measures presented in this announcement may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools. Accordingly, they should not be considered in isolation, or as a substitute for, financial information prepared in compliance with IFRS. Reconciliations to IFRS measures are presented wherever appropriate and practical.

Appendix A Definitions and Reconciliation of non-IFRS Financial measures

The sections below provide reconciliations of the closest measures prepared in accordance with IFRS to the non-IFRS measures used by the Group.

Constant currency

The Group uses “constant rate” and “organic” measures primarily for internal performance analysis and targeting purposes. The Group presents certain items, percentages and movements, using constant exchange rates, which do not include the impact of fluctuations in foreign currency exchange rates. Constant currency values are calculated by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29.

OSG, OVG, OPG

OSG refers to the increase in revenue for the period, excluding any change in revenue resulting from disposals, changes in currency and price growth in excess of 26%. in hyperinflationary economies. Inflation of 26%. per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. The impact of disposals is excluded from OSG for a period of 12 calendar months from the applicable closing date. OSG includes increases or decreases in sales of an acquired business immediately following the business combination, unless a reliable historical baseline is not available for the 12 months prior to the acquisition, in which case sales during the first 12 months of the acquisition are excluded from OSG. The Group believes this measure provides valuable additional information on the organic sales performance of the business and it is a key measure used internally.

OVG is part of OSG and means, for the applicable period, the increase in revenue in such period calculated as the sum of: (i) the increase in revenue attributable to the volume of products sold; and (ii) the increase in revenue attributable to the composition of products sold during such period. OVG therefore excludes any impact on OSG due to changes in prices.

OPG is part of OSG and means, for the applicable period, the increase in revenue attributable to changes in prices during the period. OPG therefore excludes the impact to OSG due to: (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, the Group excludes the impact of price growth in excess of 26%.per year in hyperinflationary economies as explained in OSG above.

The following table presents a reconciliation of changes in the IFRS measure of revenue to OSG for Q1 2026 and Q1 2025:

(unaudited)	Q1 2026	Q1 2025
Revenue (in millions of €)	1,770	1,792
Revenue growth(a) (%)	(1.2)	4.2
Effect of acquisitions(b) (%)	0.0	0.0
Effect of disposals(c) (%)	0.0	(0.1)
Effect of currency-related items(d) (%)	(5.5)	0.5
of which:
Exchange rate changes (%)	(5.8)	(1.0)
Extreme price growth in hyperinflationary markets (%)	0.3	1.5
OSG(e) (%)	4.5	3.8
Of which:
OVG(f)	2.9	1.4
OPG(g)	1.6	2.4

(a) Revenue growth is calculated as current year revenue minus prior year revenue divided by prior year revenue.

(b) Effect of acquisitions is calculated using constant exchange rates and is the difference between revenue growth and what revenue growth would have been if the revenue associated with acquisitions was removed from the current year. This excludes the change in revenue of the acquisitions compared to their historical base, if this change has been included in the OSG.

(c) Effect of disposals is calculated using constant exchange rates and is the difference between revenue growth and what revenue growth would have been if the revenue associated with disposals was removed from the prior year.

(d) Effect of currency-related items is comprised of the effect of foreign currency exchange rate movements on revenue growth and price growth in excess of 26%. per year in hyperinflationary economies which is excluded from OSG. The calculation of effect of currency-related items is as follows: Effect of currency-related items = [(1+Effect of exchange rate changes) multiplied by (1+ Effect of extreme price growth in hyperinflationary markets)] minus 1. There may be minor discrepancies between the number arrived at through the application of this calculation and the final figure set out above, which is as a result of rounding.

(e) OSG is revenue growth adjusted to remove the impacts of acquisitions, disposals and the impact of currency-related items (being movements in exchange rates and extreme price growth in hyperinflationary markets). The calculation of OSG is as follows: (1 plus revenue growth) divided by [(1 plus effect of acquisitions) multiplied by (1 plus effect of disposals) multiplied by (1 plus effect of currency related items)] minus 1. There may be minor discrepancies between the number arrived at through the application of this calculation and the final figure set out above, which is as a result of rounding. The reconciliation of OSG to revenue is as set out in the table above. (f) OVG and OPG are multiplied on a compounded basis to arrive at OSG through application of the following formula: OSG equals (1 plus OVG) multiplied by (1 plus OPG) minus 1.

(g) OPG in excess of 26% per year in hyperinflationary economies has been excluded when calculating the OSG in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Adjusted EBITDA, Adjusted EBITDA margin

Adjusted EBITDA is defined as operating profit before the impact of adjusting items within operating profit and before the impact of depreciation and amortisation. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenue for the period. Those measures are used to evaluate the performance of the Group and its segments. Items are classified as adjusting due to their nature and/or frequency of occurrence. The Group’s management believes this measure provides useful information in understanding and evaluating the Group’s operating results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: April 30, 2026	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer